UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-132105

MUFG Capital Finance 3 Limited	Mitsubishi UFJ Financial Group, Inc.

(Exact name of registrant as specified in its charter)

c/o M&C Corporate Services Limited P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan +81-3-3240-8111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

¥120,000,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities	Subordinated Guarantee of the Preferred Securities issued by MUFG Capital Finance 3 Limited

(Title of each class of securities covered by this Form)

American Depositary Shares, each of which represents one share of Common Stock of

Mitsubishi UFJ Financial Group, Inc.

$2,300,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of

MUFG Capital Finance 1 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

€750,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities of

MUFG Capital Finance 2 Limited, and Mitsubishi UFJ Financial Group, Inc.’s Guarantee thereof

Restricted Share Units granting rights to Common Stock of Mitsubishi UFJ Financial Group, Inc.

pursuant to the UnionBanCal Corporation Stock Bonus Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

¥120,000,000,000 Fixed/Floating Rate Non-Cumulative Preferred Securities: 0

Subordinated Guarantee of the Preferred Securities issued by MUFG Capital Finance 3 Limited: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, MUFG Capital Finance 3 Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

July 25, 2011

MUFG Capital Finance 3 Limited

By:	/s/ Satoshi Takizawa
Name:	Satoshi Takizawa
Title:	Director

Pursuant to the requirements of the Securities Exchange Act of 1934, Mitsubishi UFJ Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

July 25, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Taihei Yuki
Name:	Taihei Yuki
Title:	Senior Managing Director and Chief Financial Officer